Exhibit 99.5

NICE Announces Strong Cloud Momentum Winning Over 550 New
 Cloud Customers in 2017

Record Growth of CXone Platform Customer Base Demonstrates Market Leadership

Hoboken, N.J., Date February 12, 2018 – NICE (Nasdaq: NICE) today announced that it added more than 550 new cloud customers in 2017, enabling these businesses to transform customer and agent experiences using advanced cloud and analytics solutions. New customers from across all industries, including large enterprise contact centers from Fortune 100 companies, migrated to NICE Cloud Solutions, in order to reap the benefits of the industry’s leading customer experience offerings in the cloud.

The impressive customer growth delivered by NICE validates the fast paced need to move to a unified cloud contact center platform that provides a seamless, connected customer journey. The flexibility of the platform enables businesses to add new service channels and train agents quickly and easily, so businesses are always able to provide an enhanced, omnichannel experience for customers on their most preferred channels.

Customers who selected CXone were looking for a robust contact center solution to help them win in the experience economy by delivering exceptional customer and agent experiences that attract and retain customers and grow revenue. CXone is an integrated and open cloud customer experience platform which enables customer service agents to respond faster and act smarter, delivering a smooth omnichannel customer experience. CXone brings together Omnichannel Routing, Workforce Optimization, Analytics and Automation and Artificial Intelligence on one enterprise-grade, cloud native platform.

By choosing NICE, customers benefit from an end-to-end offering that allows them to reliably move to the cloud via proven, enterprise class software. The added advantage of agility ensures customers can adapt, enhance or change the capacity of resources when required. The cloud platform provides enterprise scaling, coupled with the highest levels of data security, global coverage and disaster recovery protection as well as a lower total cost of ownership.

NICE inContact was named a Leader in Gartner’s 2017 Magic Quadrant for Contact Center as a Service* for the third consecutive year. NICE CXone recently received the highest average product satisfaction rating from its customers, according to a new report from DMG Consulting. The company was also named a leader in the Ovum Decision Matrix for Selecting a Multichannel Cloud Contact Center Solution, earning highest scores for its technology capabilities and being highly regarded by customers for execution. Ovum specifically cited the benefits of merging NICE and inContact’s strengths within the CXone platform, combining robust omnichannel capabilities and Workforce Optimization applications in one, unified cloud platform.

* Magic Quadrant for Contact Center as a Service, North America, Gartner 2017.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.